PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated May 21, 2021)	Registration Statement No. 333-256358

Clough Global Dividend and Income Fund

Rights for 3,509,314 Shares

Subscription Rights to Purchase Common Shares

The Fund is issuing subscription rights to its common shareholders to purchase the Fund’s common shares. The Fund’s common shares are traded on the NYSE American LLC under the symbol “GLV”. The last reported sale price for the Fund’s common shares on May 14, 2021 was $11.77 per share.

You should review the information set forth under “Risk Factors and Special Considerations” in the accompanying Prospectus before investing in the Fund’s common shares.

	Per Share	Total (1)
Estimated Subscription price of Common Shares (2)	$11.12	$39,023,572

(1)	The aggregate expenses of the offering are estimated to be $260,000, which represents approximately $0.02 per share.
(2)	Estimated as of May 14, 2021. The actual Subscription Price will be 85% of the reported net asset value or 95% of the market price per common share, whichever is higher as determined on June 22, 2021 the (“Expiration Date”). See “Description of the Rights Offering -- Subscription Price.”
(3)	Assumes all Rights are exercised at the Estimated Subscription Price per common share. All of the Rights offered may not be exercised.

You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in the Fund’s common shares and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about the Fund.

Material that has been incorporated by reference and other information about the Fund can be obtained by calling 877-256-8445 or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

SHAREHOLDERS WHO DO NOT EXERCISE THEIR RIGHTS MAY, AT THE COMPLETION OF THE OFFERING, OWN A SMALLER PROPORTIONAL INTEREST IN THE FUND THAN IF THEY EXERCISED THEIR RIGHTS. AS A RESULT OF THE OFFERING YOU MAY EXPERIENCE DILUTION OR ACCRETION OF THE AGGREGATE NET ASSET VALUE OF YOUR COMMON SHARES DEPENDING UPON WHETHER THE FUND’S NET ASSET VALUE PER COMMON SHARE IS ABOVE OR BELOW THE SUBSCRIPTION PRICE ON THE EXPIRATION DATE.

The common shares are expected to be ready for delivery in book-entry form through the Depository Trust Company on or about June 29, 2021. If the offer is extended, the common shares are expected to be ready for delivery in book-entry form through the Depository Trust Company on or about June 29, 2021.

The date of this Prospectus Supplement is May 21, 2021

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively. The Fund’s business, financial condition, results of operations and prospects may have changed since those dates. In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” refers to Clough Global Dividend and Income Fund. This Prospectus Supplement also includes trademarks owned by other persons.

TABLE OF CONTENTS

Prospectus Supplement

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

Terms of the Offer

The Fund is issuing transferable subscription Rights to its Common Shareholders of record as of May 25, 2021 (the “Record Date” and such shareholders, “Record Date Shareholders”). These Rights will allow Record Date Shareholders to subscribe for new common shares of the Fund in an aggregate amount of approximately 3,509,314 common shares (the “Offer”). Record Date Shareholders will receive one Right for each common share held on the Record Date. For every three Rights held, you are entitled to purchase one new common share of the Fund. Record Date Shareholders who fully exercise their Rights may also, in certain circumstances, purchase additional common shares pursuant to an Over-Subscription Privilege. The number of Rights to be issued to each Record Date Shareholder will be rounded up to the nearest number of Rights evenly divisible by three. Fractional shares will not be issued upon the exercise of the Rights. Accordingly, new common shares may be purchased only pursuant to the exercise of Rights in integral multiples of three.

The Rights are transferable and will be admitted for trading on the NYSE American under the symbol “GLV RT” during the course of the Offer. The Fund’s common shares are currently listed, and the new common shares issued in this Offer will also be listed, on the NYSE American under the symbol “GLV”. On May 14, 2021, the last reported net asset value per common share was $11.61, and the last reported sales price per common share on the NYSE American was $11.77.

The Offer will expire at 5:00 p.m., Eastern Time, on June 22, 2021, unless the Offer is extended as described in this Prospectus (the “Expiration Date”).

The Subscription Price per common share will be determined based upon a formula equal to 85% of the reported net asset value or 95% of the market price per common share, whichever is higher on the Expiration Date. Market price per common share will be determined based on the average of the last reported sales prices of a common share on the NYSE American for the five trading days preceding the Expiration Date (not including sales price on the Expiration Date). Common shares of the Fund, as a closed-end fund, can trade at a discount to net asset value. Because the shares of the Fund currently are trading at a premium, it is anticipated that, upon expiration of the Offer, common shares may be issued at a price above net asset value per share.

Rights holders may not know the Subscription Price at the time of exercise and will be required initially to pay for both the common shares subscribed for pursuant to the Subscription and, if eligible, any additional common shares subscribed for pursuant to the Over-Subscription Privilege at the Estimated Subscription Price of $11.12 per common share and, except in limited circumstances, will not be able to rescind their subscription.

The Fund will not be issuing share certificates for the common shares issued pursuant to this Offer. Issuance of common shares will be made electronically via book entry by DST Systems, Inc. (“DST”), the Fund’s transfer agent.
Amount Available for Primary Subscription	$31,218,858
Title	Subscription Rights to Purchase Common Shares
Subscription Price	The Subscription Price per common share will be determined based upon a formula equal to 85% of the reported net asset value or 95% of the market price per common share, whichever is higher on the Expiration Date. See “Description of the Rights Offering -- Terms of the Offer.”
Record Date	Rights will be issued to holders of record of the Fund’s Common Shares on May 25, 2021 (the “Record Date”). See “Description of the Rights Offering -- Terms of the Offer.”
Number of Rights Issued	Right will be issued in respect of each Common Share of the Fund outstanding on the Record Date. See “Description of the Rights Offering --Terms of the Offer.”
Number of Rights Required to Purchase One Common Share	A holder of Rights may purchase one common share of the Fund for every three Rights exercised. The number of Rights to be issued to a shareholder on the Record Date will be rounded up to the nearest number of Rights evenly divisible by three. See “Description of the Rights Offering --Terms of the Offer.”
Over-Subscription Privilege

Record Date Shareholders who fully exercise all Rights initially issued to them are entitled to buy those common shares, referred to as “Over-Subscription Shares,” that were not purchased by other Rights holders at the same Subscription Price. If enough Over-Subscription Shares are available, all such requests will be honored in full. To the extent sufficient common shares are not available to fulfill all Over-Subscription requests, the Excess Shares will be allocated pro-rata among those Record Date Shareholders who over-subscribe based on the number of the common shares owned on the Record Date.

Rights acquired in the secondary market may not participate in the Over-Subscription Privilege.

If Common Shareholders do not participate in the Over-Subscription Privilege (if any), their percentage ownership may be diluted.

Notwithstanding the above, the Board has the right in its absolute discretion to eliminate the Over-Subscription Privilege if it considers it to be in the best interest of the Fund to do so. The Board may make that determination at any time, without prior notice to Rights holders or others, up to and including the seventh day following the Expiration Date.”

Method for exercising rights	Rights may be exercised by completing and signing the reverse side of the Subscription Certificate and mailing it in the envelope provided, or otherwise delivering the completed and signed Subscription Certificate to the Subscription Agent, together with payment for the common shares as described below under “Payment for Shares.” Rights may also be exercised through a Rights holder’s broker, who may charge the Rights holder a servicing fee in connection with such exercise.

Transfer and Sale of Rights

The Rights are transferable until the completion of the Subscription Period and will be admitted for trading on the NYSE American. Although no assurance can be given that a market for the Rights will develop, trading in the Rights on the NYSE American will begin three Business Days (defined below) prior to the Record Date and may be conducted until the close of trading on the last NYSE American trading day prior to the completion of the Subscription Period. For purposes of this Prospectus, a “Business Day” means any day on which trading is conducted on the NYSE American.

The value of the Rights, if any, will be reflected by the market price. Rights may be sold by individual holders or may be submitted to the Subscription Agent for sale. Any Rights submitted to the Subscription Agent for sale must be received by the Subscription Agent on or before June 15, 2021, five Business Days prior to the completion of the Subscription Period, due to normal settlement procedures. Holders of Rights who are unable or do not wish to exercise any or all of their Rights may instruct the Subscription Agent to sell any unexercised Rights. Selling shareholders are responsible for all brokerage commissions incurred by the Subscription Agent as well as other fees and expenses associated with a transfer of Rights.

Trading of the Rights on the NYSE American will be conducted on a when-issued basis (meaning Rights will be purchased or sold with payment and delivery taking place in the future) until and including the date on which the Subscription Certificates are mailed to Record Date Shareholders, and thereafter will be conducted on a regular way basis (meaning Rights will be purchased or sold with payment and delivery taking place no later than the second day following the trade) until and including the last NYSE American trading day prior to the completion of the Subscription Period. Common shares issued pursuant to the Offer will begin trading without any Rights attached two Business Days prior to the Record Date.

If the Subscription Agent receives Rights for sale in a timely manner, it will use its best efforts to sell the Rights on the NYSE American. The Subscription Agent will also attempt to sell any Rights (i) a Rights holder is unable to exercise because the Rights represent the right to subscribe for less than one new common share or (ii) attributable to shareholders whose record addresses are outside the United States or who have an Army Post Office (“APO”) or Fleet Post Office (“FPO”) address. See “Description of the Rights Offering -- Foreign Restrictions.”

Any commissions will be paid by the selling Rights holders. Neither the Fund nor the Subscription Agent will be responsible if Rights cannot be sold and neither has guaranteed any minimum sales price for the Rights. If the Rights can be sold, sales of these Rights will be calculated based on the weighted average price received by the Subscription Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses. The weighted average price is determined by multiplying the number of shares sold at each price by that price, adding these values together and dividing by the total number of shares sold.

Shareholders are urged to obtain a recent trading price for the Rights on the NYSE American from their broker, bank, financial advisor or the financial press.

Banks, broker-dealers and trust companies that hold common shares for the accounts of others are advised to notify those persons who purchase Rights in the secondary market that such Rights will not participate in the Over-Subscription Privilege.

Rights that are sold will not confer any right to acquire any Shares in the Over-Subscription, and any Record Date Shareholder who sells any Rights will not be eligible to participate in the Over-Subscription.

Subscription Period	The Rights may be exercised at any time after issuance and prior to expiration of the Rights, which will be 5:00 PM Eastern Time on June 22, 2021 (the “Expiration Date”) (the “Subscription Period”). See “Description of the Rights Offering -- Terms of the Offer” and “Method of Exercise of Rights.”
Offer Expenses	The expenses of the Offer are expected to be approximately $260,000. See “Use of Proceeds.”
Use of Proceeds	The Fund estimates the net proceeds of the Offer to be approximately $38,763,572. This figure is based on the Estimated Subscription Price per share of $11.12 and assumes all new common shares offered are sold and that the expenses related to the Offer estimated at approximately $260,000 are paid.
Clough anticipates that investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed in approximately three months; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the investment period to extend as long as six months. This could occur because market conditions could result in the Clough delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable. See “Investment Objectives and Policies—Investment Methodology of the Fund” in the Prospectus. Pending such investment, the proceeds will be held in high quality short- term debt securities and instruments. See “Use of Proceeds.”
Subscription Agent	The Subscription Agent is Computershare Trust Company, N.A. The Subscription Agent will receive from the Fund an amount estimated to be $15,000, comprised of the fee for its services and the reimbursement for certain expenses related to the Offer.

DESCRIPTION OF THE RIGHTS OFFERING

The Board of Trustees of the Fund (the “Board”), in consultation with Clough Capital Partners, L.P. (“Clough” or the “Investment Adviser”), the Fund’s investment adviser, has determined that it would be in the best interest of the Fund and its existing shareholders to increase the assets and liquidity of the Fund so that the Fund may be in a better position to take advantage of investment opportunities that may arise without having to reduce existing Fund holdings. In making this determination, the Board considered a number of factors, including potential benefits and costs. This Rights offering seeks to give existing Common Shareholders the opportunity to purchase additional common shares at a price that may be below market and/or net asset value without incurring any commission or charge. The distribution of these Rights, which themselves may have intrinsic value, will also give non-participating Common Shareholders the potential of receiving a cash payment upon the sale of their Rights, which may be viewed as partial compensation for the possible dilution of their interests in the Fund as a result of this offer. Rights may be sold by individual holders or may be submitted to the Subscription Agent for sale. Rights evidenced by the Subscription Certificate may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer.

The Board believes that increasing the size of the Fund may result in certain economies of scale which may lower the Fund’s expenses as a proportion of average net assets because the Fund’s fixed costs can be spread over a larger asset base. There can be no assurance that by increasing the size of the Fund, the Fund’s expense ratio will be lowered. To the extent that shareholders who do not exercise their Rights sell them to investors who are not already shareholders, the Rights offering could increase the level of market interest and visibility of the Fund. There can be no assurance that this Rights offering (or the investment of the proceeds of this Rights offering) will be successful or that the level of trading on the Fund’s shares on the NYSE American will increase.

Because common shares of the Fund currently are trading at a premium to NAV, it is anticipated that the Subscription Price will be more than NAV. The Board believes that the factors in favor of the Offer outweigh the dilution. See “Special Considerations and Risk Factors — Dilution” included in the Prospectus.

The Investment Adviser will benefit from the Offer because the Investment Adviser’s fee is based on the average daily total assets of the Fund. See “Management of the Fund” included in the Prospectus. It is not possible to state precisely the amount of additional compensation The Investment Adviser will receive as a result of the Offer because the proceeds of the Offer will be invested in additional portfolio securities, which will fluctuate in value. However, assuming all Rights exercised at the Estimated Subscription Price of $11.12 and that the Fund receives the maximum proceeds of the Offer, the annual compensation to be received by the Investment Adviser would be increased by approximately $271,345 (24%). In determining that the Offer was in the best interest of shareholders, the Board was cognizant of this benefit to the Adviser.

Terms of the Offer

The Fund is issuing to Record Date Shareholders Rights to subscribe for additional common shares. Each Record Date Shareholder is being issued one transferable Right for each common share owned on the Record Date. The Offer entitles the holder to acquire at the Subscription Price one common share for each three Rights held, rounded up to the nearest number of Rights evenly divisible by three. Fractional shares will not be issued upon the exercise of the Rights. Accordingly, common shares may be purchased only pursuant to the exercise of Rights in integral multiples of three.

In the case of common shares held of record by Cede & Co. (“Cede”), as nominee for the Depository Trust Company (“DTC”), or any other depository or nominee, the number of Rights issued to Cede or such other depository or nominee will be adjusted to permit rounding up (to the nearest number of Rights evenly divisible by three) of the Rights to be received by beneficial owners for whom it is the holder of record only if Cede or such other depository or nominee provides to the Fund on or before the close of business on June 4, 2021 a written representation to the number of Rights required for such rounding.

Rights may be exercised at any time during the period (the “Subscription Period”), which commences on or about May 27, 2021 and ends at 5:00 p.m., Eastern Time, on June 22, 2021, unless extended by the Fund. See “Description of the Rights Offering -- Expiration of the Offer.”

If all of the Rights are exercised in the Primary Subscription, the Fund will experience a 33% increase in common shares outstanding.

In addition, any Record Date Shareholder who fully exercises all Rights initially issued to him is entitled to subscribe for common shares available for over-subscription (the “Over-Subscription Shares”) that were not otherwise subscribed for by other Rights holders on the Primary Subscription.

Only those Record Date Shareholders who fully exercised all Rights initially issued to them and only on the basis of their Record Date holdings will be permitted to subscribe for any unsubscribed Over-Subscription Shares. This privilege will be referred to in this Prospectus as the “Over-Subscription Privilege.”

For purposes of determining the maximum number of Shares a Record Date Shareholder may acquire pursuant to the Offer, broker-dealers whose common shares are held of record by Cede, nominee for DTC, or by any other depository or nominee, will be deemed to be the holders of the Rights that are issued to Cede or such other depository or nominee on their behalf. Common shares acquired pursuant to the Over-Subscription Privilege are subject to allotment, which is more fully discussed below under “Over-Subscription Privilege.” Rights acquired in the secondary market may not participate in the Over-Subscription Privilege.

The method by which Rights may be exercised and common shares paid for is set forth below in “Method of Exercising Rights” and “Payment for Shares.” A Rights holder will have no right to rescind a purchase after the Subscription Agent has received payment. See “Payment for Shares” below. Common shares issued pursuant to an exercise of Rights will be listed on the NYSE American. Common shares issued in connection with the Offer will not be evidenced by share certificates.

For purposes of determining the maximum number of common shares that may be acquired pursuant to the Offer, broker-dealers, trust companies, banks or others whose shares are held of record by Cede or by any other depository or nominee will be deemed to be the holders of the Rights that are held by Cede or such other depository or nominee on their behalf.

The Rights are transferable until the Expiration Date and will be admitted for trading on the NYSE American. Although no assurance can be given that a market for the Rights will develop, trading in the Rights on the NYSE American will begin three Business Days prior to the Record Date and may be conducted until the close of trading on the last NYSE American trading day prior to the Expiration Date due to normal settlement procedures.

Rights that are sold will not confer any right to acquire any common shares in the Over-Subscription Privilege, and any Record Date Shareholder who sells any Rights will not be eligible to participate in the Over-Subscription (the “Over-Subscription”). Trading of the Rights on the NYSE American will be conducted on a when-issued basis until and including the date on which the Subscription Certificates are mailed to Record Date Shareholders and thereafter, will be conducted on a regular way basis until and including the last NYSE American trading day prior to the Expiration Date. The method by which Rights may be transferred is set forth below under “Method of Transferring Rights.” The Shares will begin trading ex-Rights two Business Days prior to the Record Date.

Nominees who hold the Fund’s common shares for the account of others, such as banks, broker-dealers, or depositories for securities, should notify the respective beneficial owners of such Shares as soon as possible to ascertain such beneficial owners’ intentions and to obtain instructions with respect to the Rights. Nominees should also notify holders purchasing Rights in the secondary market that such Rights may not participate in the Over-Subscription Privilege. If the beneficial owner so instructs, the nominee will complete the Subscription Certificate and submit it to the Subscription Agent with proper payment. In addition, beneficial owners of the common shares or Rights held through such a nominee should contact the nominee and request the nominee to effect transactions in accordance with such beneficial owner’s instructions.

The Fund will not be issuing share certificates for the common shares issued pursuant to this Offer. Issuance of common shares will be made electronically via book entry by DST, the Fund’s transfer agent.

ALTHOUGH THE FUND HAS NO PRESENT INTENTION TO DO SO, THE FUND MAY, IN THE FUTURE AND IN ITS DISCRETION, CHOOSE TO MAKE ADDITIONAL OFFERINGS, INCLUDING RIGHTS OFFERINGS, FROM TIME TO TIME FOR A NUMBER OF COMMON SHARES AND ON TERMS WHICH MAY OR MAY NOT BE SIMILAR TO THE OFFER.

Purpose of the Offer

The Board has determined, after consultation with the Investment Adviser, that it would be in the best interests of the Fund and its existing shareholders to increase the assets of the Fund available for investment, thereby permitting the Fund to be in a better position to more fully take advantage of investment opportunities that may arise without having to reduce existing Fund holdings. In making this determination, the Board considered a number of factors, including potential benefits and costs. The Offer seeks to give existing shareholders the right to purchase additional common shares at a price that may be below market and/or net asset value without incurring any commission charge. The distribution to Common Shareholders of transferable Rights, which themselves may have intrinsic value, will also afford non-subscribing shareholders the potential of receiving a cash payment upon sale of such Rights, receipt of which may be viewed as partial compensation for the possible dilution of their interests in the Fund.

The Investment Adviser will benefit from the Offer because the Investment Adviser’s fee is based on the average daily total assets of the Fund. See “Management of the Fund” in the Prospectus. It is not possible to state precisely the amount of additional compensation the Investment Adviser will receive as a result of the Offer because the proceeds of the Offer will be invested in additional portfolio securities, which will fluctuate in value. However, assuming all Rights are exercised at the Estimated Subscription Price of $11.12 and that the Fund receives the maximum proceeds of the Offer, the annual compensation to be received by the Investment Adviser would be increased by approximately $271,345. In determining that the Offer was in the best interest of shareholders, the Board was cognizant of this benefit.

This is the Fund’s second rights offering. Although the Fund has no present intention to do so, the Fund may, in the future and at its discretion, choose to make additional rights offerings from time to time for a number of shares and on terms which may or may not be similar to the Offer. Pursuant to applicable law, the Board is authorized to approve rights offerings without obtaining shareholder approval. The staff of the SEC has interpreted the 1940 Act as not requiring shareholder approval of a rights offering at a price below the then current net asset value so long as certain conditions are met, including a good faith determination by the Board that such offering would result in a net benefit to existing shareholders. There can be no assurance that the Offer (or the investment of the proceeds of the Offer) will be successful or that the level of trading Shares on the NYSE American will increase.

Over-Subscription Privilege

The Board has the right in its absolute discretion to eliminate the Over-Subscription Privilege if it considers it to be in the best interest of the Fund to do so. The Board may make that determination at any time, without prior notice to Rights holders or others, up to and including the seventh day following the Expiration Date. If the Over-Subscription Privilege is not eliminated, it will operate as set forth below.

Rights holders who are Record Date Shareholders are entitled to subscribe for additional common shares at the same Subscription Price pursuant to the Over-Subscription Privilege, subject to certain limitations and subject to allotment.

Record Date Shareholders who fully exercise all Rights initially issued to them are entitled to buy those common shares that were not purchased by other Rights holders at the same Subscription Price. If enough Primary Subscription Shares are available, all such requests will be honored in full. If the requests for Primary Subscription Shares exceed the Over-Subscription Shares available, the available Over-Subscription Shares will be allocated pro rata among those fully exercising Record Date Shareholders who over-subscribe based on the number of Rights originally issued to them by the Fund. Shares acquired pursuant to the Over-Subscription Privilege are subject to allotment.

Record Date Shareholders who are fully exercising their Rights during the Subscription Period should indicate, on the Subscription Certificate that they submit with respect to the exercise of the Rights issued to them, how many common shares they are willing to acquire pursuant to the Over-Subscription Privilege. Rights acquired in the secondary market may not participate in the Over-Subscription Privilege.

To the extent sufficient common shares are not available to fulfill all Over-Subscription requests, the Excess Shares will be allocated pro-rata among those Record Date Shareholders who over-subscribe based on the number of the common shares owned on the Record Date. The allocation process may involve a series of allocations in order to assure that the total number of common shares available for Over-Subscriptions is distributed on a pro rata basis.

The formula to be used in allocating the Excess Shares is as follows: (shareholder’s Record Date share position divided by total Record Date position of all over-subscribers) multiplied by Excess Shares remaining.

Banks, broker-dealers, trustees and other nominee holders of Rights will be required to certify to the Subscription Agent, before any Over-Subscription Privilege may be exercised with respect to any particular beneficial owner, as to the aggregate number of Rights exercised during the Subscription Period and the number of common shares subscribed for pursuant to the Over-Subscription Privilege by such beneficial owner and that such beneficial owner’s subscription was exercised in full. Nominees should also notify holders purchasing Rights in the secondary market that such Rights may not participate in the Over-Subscription Privilege.

The Fund will not offer or sell any common shares that are not subscribed for during the Subscription Period and remain unsubscribed for pursuant to the Over-Subscription Privilege.

The Subscription Price

The Subscription Price will be determined based upon a formula equal to 85% of the reported net asset value or 95% of the market price per common share, whichever is higher on the Expiration Date. Market price per common share will be determined based on the average of the last reported sales prices of a common share on the NYSE American for the five trading days preceding the Expiration Date (not including sales price on the Expiration Date). Based on reported net asset value and last reported closing market prices per common share as of May 14, 2021, the Subscription Price would be $11.12.

Because the expiration date of the subscription period will be June 22, 2021 (unless the Fund extends the Subscription Period), Rights holders may not know the Subscription Price at the time of exercise and will be required initially to pay for both the common shares subscribed for pursuant to the Primary Subscription (i.e., the Rights to acquire new common shares during the Subscription Period) and, if eligible, any additional common shares subscribed for pursuant to the Over-Subscription Privilege at the Estimated Subscription Price of $11.12 per common share and, except in limited circumstances, will not be able to rescind their subscription.

The Fund announced the Offer on May 10, 2021. The net asset value per common share at the close of business on May 14, 2021 was $11.61. The last reported sale price of a common share on the NYSE American on that date was $11.77, representing an 1.38% premium in relation to the then current net asset value per common share and in relation to the Estimated Subscription Price.

Common shares of the Fund, as a closed-end fund, can trade at a discount to net asset value. Upon expiration of the Offer, common shares may be issued at a price below net asset value per share.

Sales by Subscription Agent

Holders of Rights who are unable or do not wish to exercise any or all of their Rights may instruct the Subscription Agent to sell any unexercised Rights. The Subscription Certificates representing the Rights to be sold by the Subscription Agent must be received on or before June 15, 2021, the fifth Business Day before the Expiration Date. Upon the timely receipt of the appropriate instructions to sell Rights, the Subscription Agent will use its best efforts to complete the sale and will remit the proceeds of sale, net of commissions, to the holders. The Subscription Agent will also attempt to sell any Rights (i) a Rights holder is unable to exercise because the Rights represent the right to subscribe for less than one new common share or (ii) attributable to shareholders whose record addresses are outside the United States or who have an APO or FPO address.

If the Rights can be sold, sales of the Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses. The selling Rights holder will pay all brokerage commissions incurred by the Subscription Agent.

The Subscription Agent will automatically attempt to sell any unexercised Rights that remain unclaimed as a result of Subscription Certificates being returned by the postal authorities as undeliverable as of the fifth Business Day prior to the Expiration Date. These sales will be made net of commissions on behalf of the nonclaiming Rights holders. Proceeds from those sales will be held by the Fund’s transfer agent, for the account of the nonclaiming Rights holder until the proceeds are either claimed or escheated. There can be no assurance that the Subscription Agent will be able to complete the sale of any of these Rights and neither the Fund nor the Subscription Agent has guaranteed any minimum sales price for the Rights. All of these Rights will be sold at the market price, if any, through an exchange or market trading the Rights.

Common Shareholders are urged to obtain a recent trading price for the Rights on the NYSE American from their broker, bank, financial advisor or the financial press.

Method of Transferring Rights

The value of the Rights, if any, will be reflected by the market price. Rights may be sold by individual holders or may be submitted to the Subscription Agent for sale. Any Rights submitted to the Subscription Agent for sale must be received by the Subscription Agent on or before June 15, 2021, five Business Days prior to the completion of the Subscription Period, due to normal settlement procedures.

Rights that are sold will not confer any right to acquire any common shares in the Over-Subscription, and any Record Date Shareholder who sells any Rights will not be eligible to participate in the Over-Subscription.

The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register the portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing the transferred Rights). In this event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the Rights holder so instructs, to an additional transferee.

Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should allow at least five Business Days prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by the new Subscription Certificates to be exercised or sold by the recipients thereof. Neither the Fund nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

Except for the fees charged by the Subscription Agent (which will be paid by the Fund as described below), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of these commissions, fees or expenses will be paid by the Fund or the Subscription Agent.

The Fund anticipates that the Rights will be eligible for transfer through, and that the exercise of the Offer may be effected through, the facilities of DTC.

Expiration of the Offer

The Offer will expire at 5:00 p.m., Eastern Time, on June 22, 2021, unless extended by the Fund. Rights will expire on the Expiration Date and thereafter may not be exercised.

Subscription Agent

The Subscription Agent is Computershare Trust Company, N.A. The Subscription Agent will receive from the Fund an amount estimated to be $15,000, comprised of the fee for its services and the reimbursement for certain expenses related to the Offer.

Information Agent

INQUIRIES BY ALL HOLDERS OF RIGHTS SHOULD BE DIRECTED TO: THE INFORMATION AGENT, GEORGESON LLC, TOLL-FREE AT 1-800-279-6913 OR BY WRITTEN REQUEST TO: GEORGESON LLC, 1290 AVENUE OF THE AMERICAS, 9TH FLOOR, NEW YORK, NY 10104. HOLDERS MAY ALSO CONSULT THEIR BROKERS OR NOMINEES.

Method of Exercising Rights

Rights may be exercised by completing and signing the reverse side of the Subscription Certificate and mailing it in the envelope provided, or otherwise delivering the completed and signed Subscription Certificate to the Subscription Agent, together with payment for the Shares as described below under “Payment for Shares.” Rights may also be exercised through a Rights holder’s broker, who may charge the Rights holder a servicing fee in connection with such exercise.

Completed Subscription Certificates must be received by the Subscription Agent prior to 5:00 p.m. Eastern Time, on the Expiration Date (unless payment is effected by means of a notice of guaranteed delivery as described below under “Payment for Shares”). The Subscription Certificate and payment should be delivered to the Subscription Agent at the following addresses:

If By Mail:	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011

If By Overnight Courier:	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 150 Royall Street, Suite V Canton, MA 02021

Payment for Shares

Holders of Rights who acquire common shares on Primary Subscription or pursuant to the Over-Subscription Privilege may choose between the following methods of payment:

(1)	A subscription will be accepted by the Subscription Agent if, prior to 5:00 p.m., Eastern Time, on the Expiration Date, the Subscription Agent has received a written notice of guaranteed delivery from a bank, a trust company, or an NYSE American member, guaranteeing delivery of: (i) payment for the common shares subscribed for in the Primary Subscription and additional common shares subscribed for pursuant to the Over-Subscription Privilege to the Subscription Agent based on the Estimated Subscription Price of $11.12 per common share, and (ii) a properly completed and executed Subscription Certificate.

The Subscription Agent will not honor a notice of guaranteed delivery if a properly completed and executed Subscription Certificate and full payment is not received by the Subscription Agent by the close of business on the second Business Day after the Expiration Date. The notice of guaranteed delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Subscription Agent by email transmission to canoticeofguarantee@computershare.com. Delivery of this notice of guaranteed delivery to an address or email, other than set forth above does not constitute a valid delivery. The above email address can only be used for delivery of the notice of guaranteed delivery. Any transmission of other materials will not be accepted and will not be considered a valid submission for the Rights Offering.

(2)	Alternatively, a holder of Rights can send the Subscription Certificate together with payment in the form of a personal check drawn upon a U.S. bank payable to the Rights Agent. To be accepted, the payment, together with the executed Subscription Certificate, must be received by the Subscription Agent at the addresses noted above prior to 5:00 p.m., Eastern Time, on the Expiration Date. The Subscription Agent will deposit all checks received by it prior to the Expiration Date into a segregated account pending proration and distribution of the common shares issued pursuant to the Offer. The Subscription Agent will not accept cash as a means of payment for common shares issued pursuant to the Offer.

EXCEPT AS OTHERWISE SET FORTH BELOW, A PAYMENT PURSUANT TO THIS METHOD MUST BE IN UNITED STATES DOLLARS BY PERSONAL CHECK DRAWN UPON A U.S. BANK, MUST BE PAYABLE TO THE RIGHTS AGENT, COMPUTERSHARE TRUST COMPANY N.A., AND MUST ACCOMPANY AN EXECUTED SUBSCRIPTION CERTIFICATE TO BE ACCEPTED.

If the aggregate Subscription Price paid by a Record Date Shareholder is insufficient to purchase the number of common shares that the holder indicates are being subscribed for, or if a Record Date Shareholder does not specify the number of common shares to be purchased, then the Record Date Shareholder will be deemed to have exercised first, the Primary Subscription Rights (if not already fully exercised) and second, the Over-Subscription Privilege to the full extent of the payment tendered. If the aggregate Subscription Price paid by such holder is greater than the common shares he has indicated an intention to subscribe, then the Rights holder will be deemed to have exercised first, the Primary Subscription Rights (if not already fully subscribed) and second, the Over-Subscription Privilege to the full extent of the excess payment tendered.

Any payment required from a holder of Rights must be received by the Subscription Agent by the Expiration Date, or if the Rights holder has elected to make payment by means of a notice of guaranteed delivery, on the second Business Day after the Expiration Date. Whichever of the two methods of payment described above is used, issuance and delivery of the common shares purchased are subject to collection of checks and actual payment pursuant to any notice of guaranteed delivery.

Within ten Business Days following the Expiration Date, a confirmation will be sent by the Subscription Agent to each holder of Rights (or, if the common shares are held by Cede or any other depository or nominee, to Cede or such other depository or nominee), showing (i) the number of common shares acquired pursuant to the Primary Subscription, (ii) the number of Excess Shares, if any, acquired pursuant to the Over-Subscription Privilege, (iii) the per common share and total purchase price for the common shares and (iv) any excess to be refunded by the Fund to such holder as a result of payment for common shares pursuant to the Over-Subscription Privilege which the holder is not acquiring.

Any excess payment to be refunded by the Fund to a holder of Rights, or to be paid to a holder of Rights as a result of sales of Rights on his behalf by the Subscription Agent or exercises by Record Date Shareholders of their Over-Subscription Privileges, will be mailed by the Subscription Agent to the holder within ten Business Days after the Expiration Date. If any Rights holder exercises its right to acquire Shares pursuant to the Over-Subscription Privilege, any excess payment which would otherwise be refunded to the Rights holder will be applied by the Fund toward payment for common shares acquired pursuant to exercise of the Over-Subscription Privilege, if any.

A Rights holder will have no right to rescind a purchase after the Subscription Agent has received payment either by means of a notice of guaranteed delivery or a check.

If a holder of Rights who acquires common shares pursuant to the Primary Subscription or the Over-Subscription Privilege does not make payment of any amounts due, the Fund reserves the right to take any or all of the following actions: (i) find other purchasers for such subscribed-for and unpaid-for common shares; (ii) apply any payment actually received by it toward the purchase of the greatest whole number of common shares which could be acquired by such holder upon exercise of the Primary Subscription or the Over-Subscription Privilege; (iii) sell all or a portion of the common shares purchased by the holder, in the open market, and apply the proceeds to the amounts owed; and (iv) exercise any and all other rights or remedies to which it may be entitled, including, without limitation, the right to set off against payments actually received by it with respect to such subscribed common shares and to enforce the relevant guaranty of payment.

Nominees who hold common shares for the account of others, such as brokers, dealers or depositories for securities, should notify the respective beneficial owners of the common shares as soon as possible to ascertain such beneficial owners’ intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of the Rights should complete Subscription Certificates and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of common shares or Rights held through such a nominee should contact the nominee and request the nominee to effect transactions in accordance with the beneficial owner’s instructions. Banks, broker-dealers and trust companies that hold common shares for the accounts of others are advised to notify those persons that purchase Rights in the secondary market that such Rights may not participate in the Over-Subscription Privilege.

THE INSTRUCTIONS ACCOMPANYING THE SUBSCRIPTION CERTIFICATES SHOULD BE READ CAREFULLY AND FOLLOWED IN DETAIL. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE FUND.

The method of delivery of Subscription Certificates and payment of the aggregate Subscription Price to the Subscription Agent will be at the election and risk of the Rights holders, but, if sent by mail, it is recommended that the certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and clearance of payment prior to 5:00 p.m., Eastern Time, on the Expiration Date. Because uncertified personal checks may take at least five Business Days or more to clear, you are strongly urged to pay, or arrange for payment, by means of a certified bank check drawn off a personal bank account. Payments by cashier’s check or money order will not be accepted.

All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Fund, whose determinations will be final and binding. The Fund, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Fund determines in its sole discretion. Neither the Fund nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

Rights holders who have exercised their Rights will have no right to rescind their subscription after receipt by the Subscription Agent of the completed Subscription Certificate together with payment for common shares, except as described under “Notice of net asset value decline.”

Foreign Restrictions

Subscription Certificates will only be mailed to Record Date Shareholders whose addresses are within the United States (other than an APO or FPO address). Record Date Shareholders whose addresses are outside the United States or who have an APO or FPO address and who wish to subscribe to the Offer either in part or in full should contact the Subscription Agent in writing or by recorded telephone conversation no later than five Business Days prior to the Expiration Date. The Fund will determine whether the Offer may be made to any such Record Date Shareholder. If the Subscription Agent has received no instruction by the fifth Business Day prior to the Expiration Date or the Fund has determined that the Offer may not be made to a particular shareholder, the Subscription Agent will attempt to sell all of such shareholder’s Rights and remit the net proceeds, if any, to such shareholder. If the Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent on the day the Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

Notice of Net Asset Value Decline

In accordance with SEC regulatory requirements, the Fund may suspend the Offer until the Fund amends after the effective date of the Fund’s registration statement relating to this Offer, the Fund’s net asset value declines more than 10% from the Fund’s net asset value as of that date. If this occurs, the Expiration Date may be extended and the Fund will notify Record Date Shareholders of the decline and permit them to cancel their exercise of Rights.

Certain United States Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the Offer under the provisions of the Code, Treasury regulations promulgated thereunder (“Treasury regulations”), and other applicable authorities in effect as of the date of this Prospectus that are generally applicable to Record Date Shareholders and other Rights holders who are “United States persons” within the meaning of the Code, and does not address any foreign, state, local or other tax consequences. These authorities may be changed, possibly with retroactive effect, or subject to new legislative, administrative or judicial action. Record Date Shareholders and other Rights holders should consult their tax advisors regarding the tax consequences, including U.S. federal, state, local, foreign or other tax consequences, relevant to their particular circumstances.

The Fund believes that the value of a Right will not be includible in the income of a Record Date Shareholder at the time the Right is issued, and the Fund will not report to the IRS that a Record Date Shareholder has income as a result of the issuance of the Right; however, there is no guidance directly on point concerning certain aspects of the Offer. The remainder of this discussion assumes that the receipt of the Rights by Record Date Shareholders will not be a taxable event for U.S. federal income tax purposes.

The basis of a Right issued to a Record Date Shareholder will be zero, and the basis of the common share with respect to which the Right was issued (the “Old Common Share”) will remain unchanged. The Record Date Shareholder only is required to allocate the basis of the Old Common Share and the Right in proportion to their respective fair market values on the date of distribution if (i) either (a) the fair market value of the Right on the date of distribution is at least 15% of the fair market value of the Old Common Share on that date, or (b) the Record Date Shareholder affirmatively elects (in the manner set out in Treasury regulations) to allocate to the Right a portion of the basis of the Old Common Share and (ii) the Right does not expire unexercised in the hands of the Record Date Shareholder (i.e., the Record Date Shareholder either exercises or sells the Right following its issuance).

No loss will be recognized by a Record Date Shareholder if a Right distributed to such Record Date Shareholder expires unexercised in the hands of such Record Date Shareholder.

The basis of a Right purchased in the market will generally be its purchase price. If a Right that has been purchased in the market expires unexercised, the holder will recognize a loss equal to the basis of the Right.

Any gain or loss on the sale of a Right or, in the case of Rights purchased in the market, any loss from a Right that expires unexercised, will be a capital gain or loss if the Right is held as a capital asset (which in the case of Rights issued to Record Date Shareholders will depend on whether the Old Common Share is held as a capital asset), and will be a long-term capital gain or loss if the holding period of the Right exceeds (or is deemed to exceed) one year. The deductibility of capital losses is subject to limitation. The holding period of a Right issued to a Record Date Shareholder will include the holding period of the Old Common Share.

No gain or loss will be recognized by a Rights holder upon the exercise of a Right, and the basis of any share acquired upon exercise of the right (the “New Common Share”) will equal the sum of the basis, if any, of the Right and the Subscription Price for the New Common Share. When a Rights holder exercises a Right, the Rights holder’s holding period in the New Common Shares does not include the time during which the Rights holder held the unexercised Right; the holding period for the New Common Shares will begin no later than the date following the date of exercise of the Right.

You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding, disposing of and exercising Rights, and of allowing Rights to expire, in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Employee Plan Considerations

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code contain certain fiduciary responsibility and prohibited transaction provisions applicable to rights holders that are employee benefit plans subject to ERISA or Section 4915 of the Code, including corporate savings and 401(k) plans, Keogh Plans of self-employed individuals and Individual Retirement Accounts (“IRA”) (each, a “Benefit Plan” and collectively, “Benefit Plans”). Due to the complexity of these rules and the penalties for noncompliance, fiduciaries of Benefit Plans and other retirement plans should consult with their counsel and advisors regarding the consequences of their exercise or transfer of Rights under ERISA and the Code.

As described above, existing shareholders who do not fully exercise their Rights will, at the completion of the Offer, own a smaller proportional interest in the Fund than they owned prior to the Offer. The exercise of Rights will require the future funding of cash. See “Description of the Rights Offering --Subscription Price.” Benefit Plans should be aware that additional contributions of cash to the Benefit Plan necessary in order to fund the exercise of Rights may be treated as Benefit Plan contributions and, particularly when taken together with contributions previously made, may result in issues under the rules governing contributions and reductions, and give rise to possible excise taxes. For example, in the case of Benefit Plans qualified under Section 401(a) of the Code, and certain other retirement plans, additional cash contributions could cause the maximum contribution limitations of Section 415 of the Code and other qualification rules to be violated. Benefit Plans contemplating making additional cash contributions to the Benefit Plan to fund the exercise of Rights should consult with their counsel prior to making such contributions. There may also be reportable distributions, and other adverse tax and ERISA consequences, if Rights are sold or transferred by a Benefit Plan. If any portion of an IRA is used as security for a loan, the portion so used could be treated as distributed to the IRA depositor, and other adverse consequences could arise.

Additional special issues may arise in the case of any Benefit Plan sponsored or maintained by the Fund or any affiliate thereof.

ERISA contains fiduciary responsibility requirements, and ERISA and the Code contain prohibited transaction rules, that may impact the exercise or transfer of Rights. Due to the complexity of these rules and the penalties for noncompliance, Benefit Plans should consult with their counsel and other advisors regarding the consequences of their exercise or transfer of Rights under ERISA and the Code.

TABLE OF FEES AND EXPENSES

The following table shows the Fund’s expenses, including offering expenses, as a percentage of net assets attributable to common shares, assuming the offer is fully subscribed. All expenses of the Fund are borne, directly or indirectly, by the common shareholders. The purpose of the table and example below is to help you understand all fees and expenses that you, as a holder of common shares, would bear directly or indirectly.

The table assumes the use of leverage in an amount equal to 33% of the Fund’s total assets in the form of amounts borrowed by the Fund under a credit agreement, taking into account the additional assets to be raised in the offering, as estimated above. The extent of the Fund’s assets attributable to leverage, and the Fund’s associated expenses, are likely to vary (perhaps significantly) from these assumptions. Interest payments on borrowings are included in the total annual expenses of the Fund.

Shareholder Transaction Expenses
Sales Load (as a percentage of offering price)	None
Offering Expenses Borne by the Fund[1]	0.19%
Dividend Reinvestment Plan Fees[2]	None

Annual Expenses	Percentage of Net Assets Attributable to Common Shares
Investment Advisory Fees[3]	1.00%
Interest Payments on Borrowed Funds[4]	0.43%
Other Expenses[5]	0.65%
Acquired Fund Fees and Expenses	0.48%
Total Annual Fund Operating Expenses	2.55%

(1)	Estimated maximum amount based on offering of $260,000 in common shares.

(2)	There will be no brokerage charges under the Fund’s dividend reinvestment plan with respect to shares of common stock issued by the Fund in connection with the offering. However, you may pay brokerage charges if you sell your shares of common stock held in a dividend reinvestment account. You also may pay a pro rata share of brokerage commissions incurred in connection with your market purchases pursuant to the Fund’s dividend reinvestment plan.

(3)	The Investment Adviser fee is 0.70% of the Fund’s average daily total assets. Consequently, if the Fund has preferred shares or debt outstanding, the investment management fee and other expenses as a percentage of net assets attributable to common shares may be higher than if the Fund does not utilize a leveraged capital structure.

(4)	Assumes the use of leverage in the form of borrowing under the Credit Agreement representing 33% of the Fund’s total assets (including any additional leverage obtained through the use of borrowed funds), also taking into account the additional assets to be raised in an offer, as estimated above, at an annual interest rate cost to the Fund of 0.91%.

(5)	Other Expenses are estimated based on the Fund’s fiscal year ended on October 31, 2020 assuming completion of the proposed issuances.

Example

The following example illustrates the expenses (including estimated offering expenses of $260,000 from the issuance of $39 million in common shares) you would pay on a $1,000 investment in common shares, assuming a 5% annual portfolio total return.*

	1 Year	3 Year	5 Year	10 Year
Total Expense Incurred	$28	$81	$137	$290

*	The example should not be considered a representation of future expenses. The example assumes that the amounts set forth in the Annual Expenses table are accurate and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

USE OF PROCEEDS

The Fund estimates the net proceeds of the Offer to be $38,763,572, based on the Estimated Subscription Price per share of $11.12, assuming all new shares of Common Shares offered are sold and that the expenses related to the Offer estimated at approximately $260,000 are paid. The Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objectives and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes. Clough anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. This could occur because the therefore market conditions could result in the Clough delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable. See “Investment Objectives and Policies” in the Prospectus. Pending such investment, the proceeds of the offering will be held in high quality short-term debt securities and instruments.

CAPITALIZATION

For a description on the capitalization, see “Description of Capital Structure” in the Prospectus.

PRICE RANGE OF COMMON SHARES

 The following table shows, for each fiscal quarter since the quarter ended January 31, 2018: (i) the high and low closing sale prices per common share, as reported on the NYSE American; (ii) the corresponding net asset values per common share; and (iii) the percentage by which the common shares traded at a premium over, or discount from, the net asset values per common share at those high and low closing prices. The Fund’s net asset value per common share is determined on a daily basis.

Quarter Ended		Market Price		Net Asset Value at		Market Premium (Discount) to net Asset Value at
		High	Low	Market High	Market Low	Market High	Market Low
	April 30	$12.23	$10.55	$11.82	$11.81	3.47%	-10.67%
2021	January 31	$10.75	$10.42	$11.47	$11.32	-6.28%	-7.95%
2020	October 31	$10.12	$8.73	$10.99	$10.23	-7.92%	-14.66%
	July 31	$9.54	$8.02	$10.84	$9.42	-11.99%	-14.86%
	April 30	$11.81	$6.45	$12.27	$9.18	-3.75%	-29.74%
	January 31	$11.49	$10.86	$12.24	$12.05	-6.13%	-9.88%
2019	October 31	$11.11	$10.59	$12.02	$12.41	-7.57%	-14.67%
	July 31	$11.28	$10.65	$12.49	$12.38	-8.89%	-13.97%
	April 30	$11.39	$10.91	$12.49	$12.24	-8.81%	-10.87%
	January 31	$11.66	$9.48	$12.56	$11.37	-7.17%	-16.62%
2018	October 31	$12.86	$11.16	$13.65	$12.42	-5.79%	-10.14%
	July 31	$13.04	$12.36	$13.86	$13.53	-5.92%	-8.65%
	April 30	$13.58	$12.28	$14.17	$13.58	-4.16%	-9.57%
	January 31	$14.39	$13.12	$14.93	$14.57	-3.62%	-9.95%

On May 14, 2021, the net asset value per common share was $11.61, trading prices ranged between $11.68 and $11.82 (representing a premium to net asset value of 0.60% and 1.81%, respectively) and the closing price per common share was $11.77 (representing a premium to net asset value of 1.38%).

SPECIAL CHARACTERISTICS AND RISKS OF THE RIGHTS

Dilution. As with any security, the price of the Fund’s Common Shares fluctuates with market conditions and other factors. The Common Shares are currently trading at a premium to their net asset value. However, shares of closed-end investment companies frequently trade at a discount from their net asset values. This characteristic is a risk separate and distinct from the risk that the Fund’s net asset value could decrease as a result of its investment activities and may be greater for shareholders expecting to sell their Common Shares in a relatively short period of time following completion of this Rights offering. The net asset value of the Common Shares will be reduced immediately following this Rights offering as a result of the accrual of certain offering costs.

If you do not exercise all of your Rights, you may own a smaller proportional interest in the Fund when the Rights offering is over. In addition, you will experience an immediate dilution of the aggregate net asset value per share of your Common Shares if you do not participate in the Rights offering and will experience a reduction in the net asset value per share whether or not you exercise your Rights, if the Subscription Price is below the Fund’s net asset value per Common Share on the Expiration Date, because:

●	the offered Common Shares are being sold at less than their current net asset value;

●	you will indirectly bear the expenses of the Rights offering; and

●	the number of Common Shares outstanding after the Rights offering will have increased proportionately more than the increase in the amount of the Fund’s net assets.

On the other hand, if the Subscription Price is above the Fund’s net asset value per share on the Expiration Date, you may experience an immediate accretion of the aggregate net asset value per share of your Common Shares even if you do not exercise your Rights and an immediate increase in the net asset value per share of your Common Shares whether or not you participate in the offering, because:

●	the offered Common Shares are being sold at more than their current net asset value after deducting the expenses of the Rights offering; and

●	the number of Common Shares outstanding after the Rights offering will have increased proportionately less than the increase in the amount of the Fund’s net assets.

Furthermore, if you do not participate in the Over-Subscription Privilege, if it is available, your percentage ownership may also be diluted. The Fund cannot state precisely the amount of any dilution because it is not known at this time what the net asset value per share will be on the Expiration Date or what proportion of the Rights will be exercised.

The impact of the Rights offering on net asset value per share is shown by the following examples, assuming an $11.12 estimated subscription price:

Scenario 1: (assumes net asset value per share is below subscription price)(1)
NAV	$10.45
Subscription Price	$11.12
Increase in NAV($)(2)	$0.99
Increase in NAV(%)	9.47%

Scenario 2: (assumes net asset value per share is above subscription price)(1)
NAV	$11.61
Subscription Price	$11.12
Reduction in NAV($)(2)	$0.17
Reduction in NAV(%)	1.46%

(1)	Both examples assume the full Primary Subscription and Secondary Over-Subscription Privilege are exercised. Actual amounts may vary due to rounding.

Scenario 1 assumes a 10% decrease in NAV for illustrative purposes.

(2)	Assumes $260,000 in estimated offering expenses.

If you do not wish to exercise your Rights, you should consider selling them as set forth in this Prospectus Supplement. Any cash you receive from selling your Rights may serve as partial compensation for any possible dilution of your interest in the Fund. The Fund cannot give assurance, however, that a market for the Rights will develop or that the Rights will have any marketable value.

The Fund’s largest shareholders could increase their percentage ownership in the Fund through the exercise of the Primary Subscription and Over-Subscription Privilege.

See “Risk Factors and Special Considerations” section of the Prospectus for additional risk factors regarding the Rights.

RIGHTS OFFERING

This rights offering will be made in accordance with the 1940 Act. Under the laws of Delaware, the Board is authorized to approve rights offerings without obtaining shareholder approval. The staff of the SEC has interpreted the 1940 Act as not requiring shareholder approval of a transferable rights offering to purchase common stock at a price below the then current net asset value so long as certain conditions are met, including: (i) a good faith determination by a fund’s board that such offering would result in a net benefit to existing shareholders; (ii) the offering fully protects shareholders’ preemptive rights and does not discriminate among shareholders (except for the possible effect of not offering fractional rights); (iii) management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights; and (iv) the ratio of a transferable rights offering does not exceed one new share for each three rights held.

TAXATION

For a description of the Taxation of the Fund, see “Federal Income Tax Matters” in Prospectus.

LEGAL MATTERS

Certain legal matters will be passed on by K&L Gates LLP, counsel to the Fund in connection with this rights offering.

Clough Global Dividend and Income Fund

Common Shares

Issuable Upon Exercise of Rights to

Subscribe for Such Common Shares

PROSPECTUS SUPPLEMENT

May 21, 2021